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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1.   Name and Address of Reporting Person: John P. Crowe,
      1015 West 54th Street, Kansas City, MO 64112

2.   Issuer Name and Ticker or Trading Symbol:
            INDUSTRIAL ECOSYSTEMS, INC.(IECS)

3.   IRS or Social Security Number of Reporting Person (Voluntary):

4.   Statement for Month/Year: 11/99

5.   If Amendment, Date of Original (Month/Year):

6.   Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     ( ) Director ( ) Officer, give title below (X) 10% Owner ( ) Other
     Title:

7.   Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I
NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security:  Common Stock
2. Transaction Date (Month/Day/Year): 11/12/99
3. Transaction Code:    Code: P
4. Securities Acquired (A) or Disposed of (D):
     Amount: 4,500,000 shares (A)
     Price: $0.0675 per unit (one share and one warrant)

TABLE I - Non-Derivative Securities Beneficially Owned


1. Title       5. Amount of Securities 6. Ownership Form:     7. Nature of
    of            Beneficially Owned      Direct(D)or            Indirect Beneficial
 Security         at End of Month         Indirect(I)            Ownership
 --------         ------------------      ---------------        -------------------
Common Stock           7,251,889                    D            N/A
Common Stock             833,333                    I            Shares held of record by Four C's Development,
                                                                 Development, LLC, an entity controlled by John
                                                                 P. Crowe.


TABLE II
DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF OR BENEFICIALLY OWNED

1. Title of Derivative Security: See table below
2. Conversion or Exercise Price of Derivative Security: See table below
3. Transaction Date (Month/Day/Year): 11/12/99
4. Transaction Code: P
5. Number of Derivative Securities Acquired (A) or Disposed of (D):
     (A)  4,500,000 warrants

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TABLE II - Derivative Securities Beneficially Owned (Continued)


6. Date Exercisable and Expiration Date (Month/Day/Year):
     Amount    Exercisable             Expire the sooner of
  ----------   -----------             --------------------
    850,000     11/14/99               11/14/00, or 120 days after registration
    850,000     11/14/99               11/14/00, or 180 days after registration
  2,000,000     11/14/99               11/14/00, or 240 days after registration
    800,000     11/14/99               11/14/00, or one year after registration

7. Title and Amount of Underlying Securities: common stock
8. Price of Derivative Security:
     Amount        Price
  ----------     --------
    850,000      $  0.07
    850,000      $  0.11
  2,000,000      $  0.15
    800,000      $  0.19

9. Number of Derivative Securities Beneficially Owned at End of Month:
     Warrants:     4,500,000

10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I):
     Warrants:    (D)

11.  Nature of Indirect Beneficial Ownership: N/A


Signature of Reporting Person: /S/John P. Crowe

Date:     12/6/99